# INTELLICELL BIOSCIENCES, INC

# NON-EXCLUSIVE

# LABORATORY SERVICES LICENSE AGREEMENT

NON-EXCLUSIVE LABORATORY SERVICES LICENSE AGREEMENT (this "**Agreement**"), dated as of Feb 28th, 2011 (the "**Effective Date**"), by and between IntelliCell Biosciences Inc. a New York corporation with offices at 30 East 76[th] Street, New York, New York 10021 ("**ICB**") and Dauterive Medical Inc a [corporation/limited liability company] with offices at 27025 Polo Rd Folsom, La. 70437 ("**Licensee**").

WHEREAS, ICB has developed patent pending Technology as hereinafter defined to be marketed under protected trademarks owned by ICB or its Affiliates; and

WHEREAS, ICB desires to provide the Technology, certain equipment, ancillary supplies and ancillary services to Licensee so that Licensee can establish in Licensee's facility a tissue processing laboratory on a turnkey basis; and

WHEREAS, Licensee desires to utilize the Technology so that Licensee can treat Licensee's own patients as well establish in Licensee's facility a tissue processing laboratory on a turnkey basis for ICB; and

WHEREAS, ICB agrees to provide Licensee with the exclusive right within the Territory to utilize the Technology and to process all of ICB's Specimens (as hereinafter defined) in the Laboratory Facility; and

WHEREAS, ICB is willing to grant such nonexclusive license, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the Parties contained in this Agreement, the Parties agree as follows:

1.     DEFINITIONS

For the purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1:

"Affiliate" of any Person shall mean with respect to any Person (the "Initial Person") any Person directly or indirectly controlling, controlled by, or under common control with, the Initial Person. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling", "controlled by" and under "common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

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"Confidential Information" shall mean information that was or will be developed, created, conveyed or discovered by or on behalf of either Party, or which became or will become known by, or was or is conveyed to it which has commercial value in its business and includes, but is not limited to, trade secrets, copyrights, patent applications, computer programs, designs, technology, ideas, know-how, processes, compositions, data improvements, inventions (whether patentable or not), works of authorship, work for hire, business and product development plans, customer lists and other similar information received in confidence by or for it, or developed exclusively for it by third parties, from any other person or entity.

"Disposables" shall mean the ICB prescribed supplies to be used in processing of each Specimen in accordance with the ICB Protocol to be sold by ICB to Licensee. The Disposables may be amended from time to time by ICB in accordance with changes in the ICB Protocol or the identification of alternative sources for such Disposables.

"Laboratory Facility" shall mean the space located within Licensee's premises that shall be utilized to house the Lab Equipment and perform the Tissue Processings.

"Lab Equipment" shall mean the ICB prescribed suite of equipment as described in Exhibit D attached hereto which shall be owned by ICB and licensed for use to Licensee pursuant to the terms herein.

"Party" shall mean ICB or Licensee and, when used in the plural, shall mean ICB and Licensee.

"Patent" shall mean the patent applications set forth on Exhibit A attached hereto.

"Person" shall mean any natural person, corporation, firm, business trust, joint venture, association, university, organization, company, partnership or other business entity, or any government or any agency or political subdivision thereof.

"ICB Protocol" shall men the ICB prescribed procedures and processes to be followed by Licensee with regard to the handling and processing of the Specimens and the use and maintenance of the Lab Equipment in the Laboratory Facility which may be changed from time by ICB with written notice to Licensee.

"Referring Physician" shall mean a licensed physician approved by ICB for submission of Specimens to the Laboratory Facility for Tissue Processing.

"Specimen" shall mean a vial(s) of adipose tissue extracted from a patient and submitted to the Laboratory Facility by a Referring Physician for processing into Adipose Stromal Vascular Fraction.

"Technology" shall mean the combination of technology, know-how and other intellectual property defined in the Patent and in other materials, provided by ICB and Affiliates of ICB and , which facilitates, and is required for the Tissue Processing.

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"Territory" shall mean solely the geographical area set forth on Exhibit B attached hereto.

"Third Party" shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

"Trademarks" shall mean the trademarks set forth on Exhibit C attached hereto.

"Tissue Processing" shall mean the separation of Adipose Stromal Vascular Fraction from fat tissue of Licensee's patients utilizing the Technology.

2.     OBLIGATIONS OF ICB

Equipment.   In connection with its establishment and operation of the Laboratory Facility, ICB shall license to Licensee the Lab Equipment for use in the Laboratory Facility. ICB reserves the right to replace any component of the Lab Equipment based due to changes in the ICB Protocol. The Lab Equipment shall at all times be the property of ICB. ICB shall be responsible for the risk of loss, cost of repairs and maintenance contracts related to the Lab Equipment unless such loss or repair is required due to Licensee's failure to abide by the ICB Protocol. Licensee shall use the Lab Equipment only in connection with this Agreement.

Marketing.   ICB shall market and promote the Laboratory Facility to Referring Physicians within the Territory. All communications with Referring Physicians shall be through ICB.

Logistics. ICB shall be responsible for the coordination of the pickup, delivery and return of all Specimens between the Referring Physician offices and the Lab.

Disposables.   ICB will provide to Licensee for an additional charge, Disposables necessary for the processing of Specimens pursuant to this Agreement and as required by the ICB Protocol. Licensee agrees not to use any disposables and supplies not specified and approved by ICB.

3.     OBLIGATIONS OF LICENSEE

Compliance with ICB Protocols.   Licensee shall diligently undertake, perform, and complete all laboratory services; supply all labor, supplies (other than Disposables), and materials; and do everything necessary to provide ICB with the laboratory services set forth in the ICB Protocol including, but not limited to, same day turnaround times , methods of analysis, and scope of testing services, sample evaluation and chain of custody. Licensee shall perform services with care, skill, and diligence, in accordance with the applicable professional standards currently recognized and shall be responsible for the professional quality, technical accuracy, completeness, coordination, and timeliness of all items and services furnished under the ICB Protocols. Licensee shall use sound and professional principles and practices in accordance with normally accepted industry standards in the performance of services under this Agreement and that its performance shall reflect its best professional knowledge, skill, and judgment.

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Qualified Personnel. ICB shall train the initial personnel who will be responsible for the performance of the processes required in the ICB Protocol. ICB reserves the right, in its sole determination, to require Licensee to retain alternative personnel if ICB deems the current personnel unqualified. Once such training has been completed, Licensee shall be responsible for ongoing compliance and performance of such personnel. ICB shall be notified of any changes in the personnel and reserve the right to require additional training of such new personnel at Licensee's cost.

Communications. Licensee agrees to provide for required communications and computer access requirements that may be required including but not limited high speed internet access for Licensee's computers and such other systems that may required pursuant to the ICB Protocol.

Compliance with Laws. Licensee shall comply with all applicable federal, state, and local laws, ordinances, codes, and regulations in performing its services herein. If Licensee fails to meet applicable professional standards, Licensee shall, without additional compensation from ICB, correct or revise any errors or deficiencies in items or services furnished under this Agreement. Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations (as of the effective dates of those regulations). Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations. Licensee shall provide ICB with a copy of all of its relevant licenses, registrations and credentials (and any renewals thereof) prior to the date that it commences operation of the Laboratory Facility and takes possession of the Lab Equipment and at such other times as reasonably requested by the ICB.

Insurance. Licensee shall maintain at its own expense, at all times during which this Agreement is in effect and for 3 years thereafter, with an approved insurance carrier, comprehensive general liability insurance in the amount of at least $1million per occurrence/$3 million aggregate and workers compensation insurance and name ICB as additional insured and shall provide at least 30 days prior written notice to ICB of the cancellation or any substantial modification to the policy that would affect ICB.

4.    GRANT OF LICENSE

Technology License Grant. Subject to the terms and conditions of this Agreement, ICB hereby grants to Licensee a limited, nonexclusive, non-assignable, non-transferable, non-sub licensable license to use and practice the Technology, solely for the provision of the Tissue Processing and solely within the Territory, and strictly for no other purposes.

Trademark License Grant. Subject to the terms and conditions of this Agreement, ICB hereby grants to Licensee a limited, nonexclusive, non-assignable, non-transferable, non-

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sublicensable, royalty-bearing license to use the Trademarks, solely in connection with the Tissue Processing and solely within the Territory, and strictly for no other purposes.

Equipment License Grant. Subject to the terms and conditions of this Agreement, ICB hereby grants to Licensee an exclusive right to use the Lab Equipment provided by ICB (including all supplies required for such equipment during the term of this License) as set forth in schedule II annexed hereto.

Exploitation. Licensee hereby accepts the rights granted to Licensee pursuant to this Section 1 and agrees to use its best efforts in its use and exploitation of such rights throughout the Territory. Licensee shall not solicit business, market, promote, advertise, distribute nor perform any Tissue Processing outside of the Territory, either directly or indirectly, itself or through Third Parties. Licensee shall promptly refer all inquires with respect to the Tissue Processing from any persons or entities either within or outside the Territory to ICB.

Reservation of Rights. Notwithstanding any other provision of this Agreement, ICB hereby reserves the perpetual, royalty-free worldwide right to license and use the Patent, Trademarks and the Technology licensed hereunder for any purpose, it being the intent of the Parties that the ICB shall be entitled to continue to use and enjoy the Patent, Trademarks and the Technology to the fullest extent; [provided, however, that ICB agrees not to grant any license to use the Patents, Trademarks and the Technology, for use in the Tissue Processing, to any Person within the Territory for the duration of the Term].

Ownership of Patent, Trademarks and Technology. The Parties expressly acknowledge and agree that the Patents, Trademarks and Technology are, and shall remain, the sole property of ICB, and that Licensee shall have no right, title or interest therein except as explicitly set forth in this Agreement.

5.      PATENT AND TRADEMARKS.

No Obligation to Prosecute or Maintain the Patents and Trademarks. ICB shall not have any obligation to prosecute or maintain the Patent or Trademarks.

Responsibilities for Filing, Prosecuting and Maintaining the Patent and Trademarks. ICB shall have the exclusive right, but not the duty, to file, prosecute and maintain the appropriate patent and trademark protection for the Patent and Trademarks in any jurisdiction.

Infringement. Licensee shall give ICB prompt written notice of any claim or allegation received by it that the use of the Patent, Trademarks and/or Technology constitutes an infringement of a Third Party patent, trademark or other intellectual property right. ICB shall have the exclusive right, at its option and expense, to undertake and control the litigation of any alleged infringement of the Patent, Trademarks and/or Technology. Licensee shall cooperate in any such actions.

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Patent and Trademark Enforcement. With respect to any alleged infringement involving the Technology or any claim of any Patent or Trademark, ICB shall have the exclusive right, but not the duty, to institute patent, trademark or other infringement actions against Third Parties.

Covenant Not to Challenge. Except as otherwise may be required by law or as may be ordered by a court of competent jurisdiction or other governmental or quasi-governmental authority, Licensee covenants and agrees that during the Term, it shall not commence, maintain or cooperate in the maintenance of any action or proceeding seeking, by way of claim or defense, in whole or in part, to challenge the validity of the Patent, Trademarks and/or Technology, any of the claims contained therein or ICB's ownership thereof. Licensee shall cooperate with ICB in any action or proceeding, in asserting on behalf of ICB the validity of the Patent, Trademarks and/or Technology claims, or ownership thereof.

Compliance with Laws. Licensee agrees to use the Patent, Trademarks and Technology in compliance with all applicable laws and regulations, including, but not limited to those administered and enforced by the US Food and Drug Administration.

6.     TERM AND TERMINATION

Term. Unless earlier terminated as provided below, this Agreement shall commence as of the Effective Date and shall continue thereafter for a period of five (5) years (the "Initial Term"). Thereafter, this Agreement shall renew for subsequent periods of one year (each a "Renewal Term"). The Initial Term and the Renewal Terms are collectively referred to herein as the "Term". In the event either Party does not intend to renew this Agreement after the Initial Term, such Party shall notify the other of its intention not to renew at least ninety (90) days prior to the expiration of the Initial Term or any subsequent Renewal Term.

Termination. Either Party may terminate this Agreement by giving the other Party written notice in the event of a material default of any duty, obligation or responsibility imposed on it by this Agreement which has not been cured within ten (10) business days after the non-defaulting Party gives written notice to the defaulting party of such default. If the default is of such of a nature that it cannot be cured within ten (10) business days, the ten (10) business day cure period shall be extended for a further ten (10) business days (provided that the defaulting party has made diligent efforts to effect a cure during that initial cure period).

Termination for Non Performance. In the event that ICB is unable to generate a sufficient volume of Tissue Processing cases for referral to Licensee that generate for Licensee in any twelve month period during the Term of this agreement One Million Dollars ($1,000,000) in Fees then, at the option of ICB, ICB shall be entitled to terminate this Agreement with thirty days written notice subject to ICB repurchasing the License from Licensee for an amount equal to two times the License Fee paid less all cumulative Fees paid by ICB to the date of such Termination. In the event ICB exercises such right to terminate, Licensee may elect to have this Agreement become non exclusive as to the Territory and the Agreement shall remain in full force and effect for the remainder of the Initial Term.

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In the event that Licensee fails to perform its obligations hereunder in accordance with the Protocols, upon fifteen (15) days prior written notice, ICB shall be entitled to retake possession of the Lab Equipment and Technology by self-help and terminate this Agreement. In connection therewith, Licensee does hereby designate ICB as its attorney in fact to accomplish the above, including but not limited to, taking full and complete possession of the Lab Equipment.

Following Termination. Upon the termination or expiration of this Agreement, Licensee shall immediately discontinue any and all use of the Patent, Trademarks and Technology, and shall, upon ICB's sole determination, within five (5) business days of such termination, return to ICB or destroy any and all printed material, and all signs, advertising materials, promotional material or any other documentation upon which any of the Trademarks appear in any form whatsoever. In addition, Licensee shall, within five (5) business days of such termination, return to ICB any and all papers and documents or any other materials, whether originals or copies, containing Confidential Information in its possession or control, including but not limited to all copies of software, all lists of any kind, data, computer printouts, agreements, contracts, and manuals and/or any copies thereof in its possession.

## 7.    ROYALTIES AND FEES

License Fee. The fee to be paid by Licensee to ICB for the use of the Technology and Equipment and the License to operate the Laboratory Facility on an exclusive basis in the Territory for the Initial Term is $ 1 Dollar paid in lump sum upon execution of this Agreement. The License Fee shall be inclusive of all sales and use taxes. The Parties agree that, within one hundred and twenty (120) days before the expiration of the Initial Term, they will negotiate a License Fee for the next Renewal Term which shall not exceed $1 Dollar per year for each one year Renewal Term.

Fees. ICB shall pay to Licensee a fee equal to Five Hundred Dollars ($500) for each Tissue Processing case referred by ICP to Licensee (the "Fee"). All Fees provided for under this Agreement shall accrue whenever the respective Tissue Processing's are performed. Fees shall be paid monthly within five (5) days following the conclusion of each calendar month during the Term. At any time after the initial twelve months of this Agreement, in the event ICB determines, in its sole discretion, that market conditions for Tissue Processing require ICB to increase or reduce its price to Referring Physicians then ICB shall have the right upon thirty days written notice to adjust the Fee pro rata for the amount of such increase or decrease but in no event shall the fee be less than Two Hundred and Fifty Dollars ($250).

Fee Statements. Simultaneously with the submission of all payments, and not later than five (5) days after the end of each calendar month, but regardless of whether any payment is due, ICB shall submit a monthly report, in such manner and form as shall be reasonably acceptable to Licensee, setting forth the number, description, dates and invoice prices of all Tissue Processing cases referred to Licensee and any other information that may be reasonably required by Licensee for the previous calendar month (each a "**Fee Statement**"). The receipt or acceptance by Licensee of any Fee Statements furnished pursuant to this Agreement, or the receipt or

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acceptance of any Fees, shall not preclude Licensee from questioning the correctness thereof at any time thereafter for a period of one (1) year after such payment is collected or Fee Statement furnished.

Royalty. Licensee shall pay to ICB a royalty payment of Five Hundred Dollars ($500) for each Tissue Processing performed by Licensee for patients of Licensee that had not been referred by ICB to Licensee (the **"Royalty"** or **"Royalties"**). All Royalties provided for under this Agreement shall accrue whenever the respective Tissue Processing's are performed. Royalties shall be paid monthly within five (5) days following the conclusion of each calendar month during the Term.

Royalty Statements. Simultaneously with the submission of all payments, and not later than five (5) days after the end of each calendar month, but regardless of whether any payment is due, Licensee shall submit a monthly report, in such manner and form as shall be reasonably acceptable to ICB setting forth the number, description, dates and invoice prices of all Tissue Processing provided and any other information that may be reasonably required by Licensor for the previous calendar month (each a **"Royalty Statement"**). The receipt or acceptance by ICB of any Royalty Statements furnished pursuant to this Agreement, or the receipt or acceptance of any Royalties, shall not preclude ICB from questioning the correctness thereof at any time thereafter for a period of one (1) year after such payment is collected or Royalty Statement furnished.

No Deductions. Unless otherwise required by law, all payments made by either party under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, turnover, sales, value added stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any tax or other governmental authority, excluding all present and future income taxes imposed on Licensee.

Fair Value. The parties hereby acknowledge that the License Fee and Fee is consistent with the fair market value for the services to be performed in the community and is the result of bona fide bargaining between well informed parties who are not otherwise in a position to generate business for each other.

## 8.     LICENSEE'S BOOKS AND RECORDS

Books of Account. Licensee shall maintain appropriate books of account and records, of all its operations under or in connection with this Agreement all in accordance with generally accepted accounting principles consistently applied (such as sales journals, sales return journals, cash receipt books, general ledgers, purchase orders and inventory records) and shall make accurate entries concerning all transactions relevant to this Agreement.

Examination by ICB. During the Term, and for three (3) years after the making of any payment or the rendering of any Fee Statement, ICB, and its employees, agents and representatives, shall have the right, at its own expense, on reasonable notice to Licensee (but in no event need such notice be more than five (5) days) and during regular business hours, to

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examine, photocopy, and make extracts from such books of account and other records, documents and materials (including, but not limited to, invoices, purchase orders, sales records, and reorders) at its sole cost and expense to the extent needed to confirm sales, Fees, and other matters relating to compliance with this Agreement regarding such payments or statements, which shall be maintained and kept by Licensee during the period specified herein.

Discrepancies in Reporting. If any examination or audit by ICB for any period discloses that the actual Royalties for that period exceeded those reported by more than five percent (5%), Licensee shall pay the actual and reasonable cost of such examination or audit in addition to the amount of Fees that such examination or audit discloses is owed to Licensee together with interest on the unreported amount at a rate of 10% per annum. All payments due pursuant to this Section must be made within fifteen (15) days after Licensee receives notice thereof.

## 9.    TRADEMARK USE

Use of Trademark. Licensee shall use and display the Trademarks only in such forms as specifically approved in writing in advance by ICB, including without limitation, use of the Trademarks on advertising, promotional or publicity materials, displays, stationary or business cards and shall not use the Trademarks on any such items unless so approved. Licensee shall not use any of the Trademarks in its corporate name or file any "d/b/a" incorporating the Trademarks.

Limitation. Any use of the Trademarks by Licensee is limited to the Territory and is granted solely for the ordinary business of Licensee in connection with the Tissue Processing for Licensee's patients in the Territory. None of Licensee's rights to use the Trademarks shall be transferable, either in whole or in part. Licensee acknowledges the exclusive right, title and interest of ICB in and to the Trademarks, and shall not at any time contest or in any way impair such right, title and interest, or indicate to the public in any manner whatsoever that Licensee has or has ever had an interest in the Trademarks other than the limited right to use them as specified in this Agreement.

Exclusive Property of Licensee. As between Licensee and ICB, the Trademarks, as well as any other trademarks, marks, service marks, tradenames, logos, symbols, trade dress, copyrights and/or other intellectual property relating to or used in connection with the Technology and Tissue Processing are, and shall remain, the exclusive property of ICB. Licensee may not register any similar trademarks, marks, logos, trade dress, copyrights or symbols.

No Reproduction. Other than expressly provided for in this Agreement, Licensee shall not directly or indirectly reproduce, copy, alter, edit or otherwise modify or make or cause to be made any imitation of the Technology or the Tissue Processing. Licensee shall not, during the Term hereof or thereafter, attempt to acquire any rights in connection with the Trademarks or other intellectual property of Licensee. The use by Licensee of the Trademarks shall not in any way create in Licensee any right, title or interest in or to the Trademarks or any other intellectual property of Licensee.

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## 10.    INDEMNITY AND REPRESENTATIONS

Indemnity. Licensee hereby saves and holds ICB harmless of and from and indemnifies and agrees to defend ICB against any and all losses, liability, damages and expenses (including reasonable attorneys' fees and expenses) which ICB may incur or be obligated to pay, or for which ICB may become liable or be compelled to pay in connection with any action, claim or proceeding by third parties against ICB for or by reason of or in connection with Licensee's operation of the Laboratory Facility, use of the Patent, Trademarks and/or Technology; and/or any breach of the representations and warranties of ICB set forth in this Agreement, unless actionable cause occurs from an intentional act of fraud, theft or felonious act by ICB.

Indemnity. ICB hereby saves and holds Licensee harmless of and from and indemnifies and agrees to defend Licensee against any and all losses, liability, damages and expenses (including reasonable attorneys' fees and expenses) which Licensee may incur or be obligated to pay, or for which Licensee may become liable or be compelled to pay in connection with any action, claim or proceeding by third parties against Licensee for or by reason of or in connection with ICB's operation of the Laboratory Facility, use of the Patent, Trademarks and/or Technology; and/or any breach of the representations and warranties Licensee of set forth in this Agreement, unless actionable cause occurs from an intentional act of fraud, theft or felonious Act by Licensee.

Warranties and Representations. Nothing in this Agreement shall be deemed to be a representation or warranty by ICB of the validity of the Patent, Trademarks or Technology or the accuracy, safety, efficacy or usefulness for any purpose thereof. ICB shall have no obligation, express or implied, to supervise, monitor, review or otherwise assume responsibility for any use of the Patent, Trademarks and/or Technology by Licensee in the provision of the Tissue Processing, and ICB shall have no liability whatsoever to Licensee or any Third Parties for or on account of any injury, loss or damage, of any kind or nature, sustained by, or any damage assessed or asserted against, or any other liability incurred by or imposed upon Licensee, its Affiliates or any other person or entity arising out of or in connection with or resulting from any use of the Patent, Trademarks and/or Technology by Licensee in the provision of the Tissue Processing.

## 11.    DISCLAIMERS.

(b)     Licensee acknowledges that: ICB  is not the manufacturer of the Equipment nor the manufacturer's agent nor a dealer therein; The Equipment is of a size, design, capacity, description and manufacture selected by the Licensee; Licensee is satisfied that the Equipment is suitable and fit for its purposes; and ICB has not made and does not make any warranty or representation whatsoever, either express or implied, as to the fitness, condition, merchantability, design or operation of the Equipment, its fitness for any particular purpose, the quality or capacity of the materials in the Equipment or workmanship in the Equipment

## 12.    CONFIDENTIAL INFORMATION

Nondisclosure of Confidential Information. Both Parties agree not to disclose any of the other Party's ("**Disclosing Party**") Confidential Information, verbal or written, which may be

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conveyed to the other Party ("**Recipient**") from any source before, during or subsequent to the Term of this Agreement. It is expressly understood and agreed that any such Confidential Information conveyed to Recipient is intended for the Recipient's internal use only and shall be protected by the Recipient with the same diligence, care, and precaution (but in no event less than reasonable care) that the Recipient uses to protect its own Confidential Information. At the Disclosing Party's request, the Recipient shall return any or all Confidential Information then in its possession, including all copies thereof. Both parties shall incorporate the substance of this section when Confidential Information is shared with third parties in conformity with the performance of its obligations under this Agreement to the extent that Confidential Information is provided to third parties.

Non-Confidential Information. Both Parties shall have no obligation with respect to the disclosure and use of non-confidential information to the extent such information: (i) is or becomes generally available to the public other than as a consequence of a breach of an obligation of confidentiality by the Recipient; (ii) is made public by the Disclosing Party; (iii) is independently developed by Recipient; (iv) is received from a third party independent of either Party without breaching an obligation of confidentiality; or (v) is required to be disclosed by operation of law.

13.    MISCELLANEOUS

Relationship of Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, employer employee or joint venture relationship between the Parties. No Party shall make any commitments for the other.

Assignment. No assignment, transfer or sublicense by Licensee of any of its rights under this Agreement shall be permitted.

Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

Notice. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered, to the addresses set forth below, personally or by a recognized overnight courier service. Any such notice shall be deemed given when so delivered personally or, if delivered by overnight courier service, on the next business day after the date of deposit with such courier service:

If to the Licensee:

IntelliCell Biosciences Inc.
30 East 76th Street
New York, New York 10021
Attn: Steven Victor, CEO

With a copy to:

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If to the Licensee:

> Dauterive Medical Inc.
>   IntelliCell BioSciences of Greater New Orleans LLC
> 27025 Polo Rd. Folsom, La 70437
>   Attn: Neville Dauterive, President

With a copy to:

> [_____]
> _____
> _____
> Attn: _____

      Any Party may, by notice given in accordance with this section to the other Party, designate another address or person for receipt of notices hereunder.

      Waiver. A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

      Severability. When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, and the Parties shall negotiate in good faith to modify this Agreement to preserve (to the extent possible) their original intent.

      Amendment. No amendment, modification or supplement of any provisions of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

      Ambiguities. This Agreement was the subject of preliminary drafts and review thereof by both parties and their attorneys. Accordingly, any ambiguities herein shall not be interpreted against the interest of the party that drafted the final agreement or the alleged ambiguous provision.

Governing Law. The construction, interpretation and enforcement of this Agreement shall be governed by the internal laws of the State of New York, excluding its conflict-of-laws principles.

Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Parties as to the subject matter hereof and merges all prior discussions and negotiations between them, and neither of the Parties shall be bound by any conditions, definitions, warranties, understandings or representations with respect to such subject matter other than as expressly provided herein.

Injunctive Relief. Each Party acknowledges that, in the event of its breach or threatened breach of any of the provisions of this Agreement, the non-breaching Party would sustain great and irreparable injury and damage. Therefore, in addition to any other remedies which the non-breaching Party may have under this Agreement or otherwise, the non-breaching Party shall be entitled to an injunction issued by any court of competent jurisdiction restraining such breach or threatened breach. This Section shall not, however, be construed as a waiver of any of the rights which the non-breaching Party may have for damages or otherwise.

Counterparts. This Agreement may be executed in any number of counterparts, any one of which need not contain the signature of more than one Party but all such counterparts taken together shall constitute one and the same agreement. This Agreement may be executed by facsimile.

Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall be of no force or effect in construing or interpreting any of the provisions of this Agreement.

*[signatures on following page]*

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officer as of the date first above written.

IntelliCell Biosciences Inc.



By: _____
Name:
Title:

Dauterive Medical Inc.
**[Licensee]**



By: _____
Name: Neville Dauterive
Title: President

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## Exhibit A

[Patent][Patent Application]

[Ultrasonic Cavitation for the separation of Stromal Vascular Fraction from Adipose Tissue]

## Exhibit B

Territory

A 70 mile radius from the center of the town known as Metaire ,La.

# Exhibit C

Trademarks

[IntelliCell]

[IntelliCell BioScience]

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## Exhibit D
### Lab Equipment